UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

October 2024

Commission File Number: 001-41847

Alpha Technology Group Ltd

Unit B, 12/F, 52 Hung To Road

Kwun Tong, Kowloon, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

On October 10, 2024, the board (the “Board”) of directors of Alpha Technology Group Ltd (the “Company”) approved and adopted the Company’s 2024 Share Incentive Plan (the “Plan”), which became effective on the same date. The maximum number of shares available for issuance under the Plan is 1,526,250 ordinary shares of the Company. The number of ordinary shares available for issuance under the Plan shall automatically increase on the first trading day in January each calendar year, beginning on the first trading day in January 2024, by an amount equal to 10% of the total number of ordinary shares outstanding as measured as of the last trading day in the immediately preceding calendar year, or such fewer number of ordinary shares as determined by the Board. On the same date, the Board approved the grant of an aggregate of 1,200,000 ordinary shares of the Company to Tsang Chun Ho, Anthony, our executive director and president, under the Plan, which were vested immediately upon acceptance and subject to a lock-up period of three years from the date of grant. A copy of the Plan is filed hereto as Exhibit 10.1 and incorporated herein by reference.

Financial Statements and Exhibits.

Exhibits

Exhibit	Description
Exhibit 10.1	2024 Share Incentive Plan of Alpha Technology Group Ltd

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alpha Technology Group Ltd

By:	/s/ Tsang Chun Ho, Anthony
Name:	Tsang Chun Ho, Anthony
Title:	Executive director and president

Date: October 10, 2024

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